Exhibit 99.1

FOR IMMEDIATE RELEASE

Nano Dimension Appoints Ofir Baharav as CEO

Mr. Baharav to Drive Critical Desktop Metal and Markforged Strategic Integration Towards Growth Outlook that Can Deliver Financial Results

Robert Pons to Become Chairman of the Board

Waltham, Massachusetts, April 08, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), a digital manufacturing leader, today announced the appointment of Mr. Ofir Baharav as its new Chief Executive Officer, effective immediately. This strategic move underscores the Company's commitment to swiftly realizing merger synergies, restoring profitability, and delivering substantial shareholder value.

The Board of Directors, having worked closely with Mr. Baharav as Chairman, recognized his unique qualifications. Mr. Baharav has a proven track record in transformation and innovation, along with a deep background in capital equipment for the electronics industry and additive manufacturing, 3D printing technologies, making him the ideal candidate to lead Nano Dimension through this pivotal phase.

“Mr. Baharav’s proven ability to drive strategic change and operational efficiency is precisely what Nano Dimension needs at this critical juncture,” stated Robert Pons, Nano Dimension new Chairman of the board of directors, “His deep industry expertise and leadership will be instrumental in navigating the integration, achieving rapid profitability, and delivering significant value to our shareholders.”

Mr. Baharav brings nearly three decades of experience in capital equipment, spanning additive manufacturing and electronics. His prior roles as CEO of Maxify, VP Products at Stratasys, CEO at Xjet, EVP Products at Credence Systems, and President at Optonics, demonstrate a consistent pattern of driving strategic vision, technological innovation, cost optimization, and accelerated growth.

Driven by a passion to build disruptive manufacturing technology organizations, but also the capabilities to drive necessary transformation, Mr. Baharav has already stewarded significant changes since becoming Chairman on December 15th, 2024, including:

●	Strategic Realignment: Refocused R&D and sales on products and services where the Company can innovate, maintain long-term competitiveness, and partner with customers in the fabrication of high-value, high-performance applications.

●	Cost Reduction: Implemented immediate measures to reduce G&A expenses, which are expected to deliver over $20 million of fully annualized savings by year-end; with further reductions expected from post-merger operational consolidation.

●	High-impact Negotiations: Successfully negotiated with CFIUS to remove restrictive limitations on post-merger cost reductions and synergy realization, enabling the company to achieve projected operational efficiencies.

●	Governance Enhancement: Initiated amendment proposals to the Articles of Association (pending shareholder approval) along with removal of poison pill to better align with shareholder interests, which reinforces transparency and accountability.

●	Operational Optimization: Streamlined and relocated field operations to enhance sales in the U.S. and China, improving market penetration and customer responsiveness.

●	Accountability and Transparency: Implemented comprehensive performance metrics and reporting systems, ensuring clear accountability and data-driven decision-making.

“We are confident that Mr. Baharav’s leadership will drive the rapid and decisive actions necessary to achieve profitability and refocus the company,” said David Stehlin, a Board Director, “His combined expertise in electronics and additive manufacturing is uniquely suited to our strategic direction, ensuring we capitalize on the significant opportunities ahead.”

The board wishes to thank Mr. Julien Lederman for his strong leadership and execution having stepped into the role of Interim CEO in the most challenging of times with both board and management completely afresh. As Nano Dimension’s Chief Business Officer, Mr. Lederman will be leading the corporate transformation with a strategic focus on post merger integration, communications, investor relations, along with spearheading a systematic operational planning and performance tracking framework to drive organizational excellence and accountability.

“It is a privilege to lead Nano Dimension in creating value for shareholders, working with a talented cohort of colleagues and partnering with industry leading customers. Nano Dimension, which now includes Desktop Metal and is expected to include Markforged, is composed of exciting opportunities to build an enduring digital manufacturing leader. Strategic integration efforts and transformations are underway, creating an exceptional company - one with a sustainable business model built upon innovative technologies focused on high value applications for digital manufacturing that will deliver financial results. I want to thank Mr. Lederman for his leadership during this time, and I look forward to working closely with him.”

Mr. Zivi Nedivi, President, and Mr. Tomer Pinchas, Chief Financial Officer and Chief Operating Officer are departing the Company. Mr. Baharav has resigned from the Board, while Robert Pons, a director since December 2024, becomes Chairman of the board.

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. These risks and certainties include, but are not limited to, Mr. Baharav's ability to successfully navigate the integration of the newly acquired companies, or to take such actions necessary to achieve profitability, refocus the Company and deliver significant value to our shareholders. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Investors: Moshe Rozenbaum, VP Corporate Development | ir@nano-di.com
Media: Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com